Exhibit 99.2

Farmmi, Inc. Closes $48.3 Million Upsized Underwritten Public Offering of Ordinary Shares Including Exercise of the Over-Allotment

LISHUI, China, May 3, 2021 – Farmmi, Inc. ("Farmmi" or the "Company") (NASDAQ: FAMI), an agriculture products supplier in China, today announced that it has completed an upsized underwritten public offering (the “Offering”) with gross proceeds to the Company expected to be approximately $48.3 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Offering was upsized from a $35 million base to a $42 million base, with an aggregate offering of $48.3 million, including the successful execution of the over-allotment. The Offering included 140,000,000 of the Company’s ordinary shares, and 21,000,000 additional shares from the exercise of the underwriter’s option to purchase such shares to cover over-allotments at the public offering price of $0.30 per share. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

Aegis Capital Corp. has acted as the sole book-running manager for the offering.

The ordinary shares described above are being offered by Farmmi, Inc. pursuant to an effective registration statement on Form F-1 (No. 333-255387) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 28, 2021. A final prospectus (the “Prospectus”) describing the terms of the proposed offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com